UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB/A
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

ATTITUDE DRINKS INCORPORATED
(Name Of Small Business Issuer In Its charter)
(formerly Mason Hill Holdings, Inc.)

DELAWARE	65-0109088
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11300 U.S. Highway 1, Suite 207, North Palm Beach, Florida, 33408
(Address of Principal Executive Offices) (Zip Code)

561-799-5053
Issuer’s telephone number

Copies of notices and other communications should be sent to:

Roy G. Warren 11300 U.S. Highway 1, Suite 207 North Palm Beach, Florida 33408 Telephone: (561)799-5053 Facsimile: (561)799-5039	Richard O. Weed Weed & Co. LLP 4695 MacArthur Court, Suite 1430 Newport Beach, CA 92660 Telephone: (949)475-9086 Facsimile: (949)475-9087

Securities to be registered pursuant to section 12(b) of the act:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Form 10-SB are forward-looking statements about what may happen in the future. Forward looking statements include statements regarding our current beliefs, goals, and expectations about matters such as our expected financial position and operating results, our business strategy, and our financing plans. The forward-looking statements in this Form 10-SB are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events. The forward-looking statements generally can be identified by the use of terms such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs and goals will not change. Our actual results could be very different from and worse than our expectations for various reasons. You should review carefully all information, including the discussion of risk factors in Part I, Item 2 along with the financial statements and the notes to the financial statements included in this Form 10-SB. The forward-looking statements in this Form 10-SB are made only as of the date of this Form 10-SB. We do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

PART I.

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

Attitude Drinks Incorporated (“Attitude”, “We” or “Our”) was formed in Delaware on September 11, 1988 under the name International Sportfest, Inc. In January 1994, we acquired 100% of the issued and outstanding common stock of Pride Management Services Plc ("PMS"). PMS was a holding company of six subsidiaries in the United Kingdom engaged in the leasing of motor vehicles throughout the United Kingdom. Simultaneously with the acquisition of PMS, we changed our name to Pride, Inc. From January 1994 through October 1999, we engaged in the leasing of motor vehicles throughout the United Kingdom. On October 1, 1999, we acquired all of the issued and outstanding stock of Mason Hill & Co. and changed our name to Mason Hill Holdings, Inc. During the quarter ended June 30, 2001, our operating subsidiary, Mason Hill & Co., was liquidated by the Securities Investors Protection Corporation. As a result, we became a shell corporation whose principal business was to locate and consummate a merger with an ongoing business.

On September 19, 2007, we acquired Attitude Drink Company, Inc., a Delaware corporation (“ADCI”), under an Agreement and Plan of Merger among Mason Hill Holdings, Inc., MH 09122007, Inc. and ADCI. On September 30, 2007, we changed our name to Attitude Drinks Incorporated. Our wholly owned subsidiary, ADCI, was incorporated in Delaware on June 18, 2007.

On October 23, 2007, we entered a Securities Purchase Agreement with a group of accredited investors. Under the Securities Purchase Agreement, we agreed to sell up to $1,200,000 of our securities consisting of 10% convertible notes, shares of common stock and Class A and Class B common stock purchase warrants. At the initial closing, we received gross proceeds of $600,000.

Our plan of operation during the next 12 months is to focus on the non-alcoholic single serving beverage business. We plan to develop and market products in four fast growing segments: energy drinks, functional water, liquid supplements and functional dairy.

MARKET OVERVIEW

As reported in the Beverage Digest annual “Fact Book” for 2007, the non-alcoholic single serve beverage business is $106 billion in size and grew 4.1% by volume in 2006. Carbonated soft drinks (CSD’s) declined in volume in 2005 and 2006 for the first time in 20 years. Both Coke Classic and Pepsi Cola have declined each of the last six years with Coke declining 13.2% and Pepsi declining 18%. Classic Coke declined 2% in 2006 while Pepsi Cola declined 2.5%. Emerging as leaders within the beverage industry are single serve non-carbonated brands in tea, coffee, fortified water, juice, sports drinks, milk drinks and energy drinks (carbonated). This “new age” beverage category grew 15% to $25.9 billion in 2006. Fueled by rapidly increasing consumer demand, these brands command great premiums and deliver incremental profits to brand owners, distributors and retailers. They are enjoying dominance in their respective drink platforms and recent valuations in public security markets and acquisitions of private companies have validated the remarkable profitability and resultant near and long term worth of these innovative brands.

OUR PRODUCTS

Attitude will develop beverage brands in the non-alcoholic functional beverage category. Beginning with an energy drink, we will launch fortified and experiential beverage brands utilizing platforms of milk, tea, juice and water. We have developed a proprietary blend which will become our base energy ingredient for use in all platforms trademarked IQZOL. This additive blend will provide a unique energy boost with low calories, carbohydrates and caffeine levels thereby revolutionizing the energy experience derived from energy drinks.

Initially, we have developed two product brands for the energy drink consumer market. Vis-Viva is an energy drink that has been formulated as a juice blend with our proprietary IQZOL energy formula in 12 ounce “slim” cans. Our first energy shot will be branded “Hole Shot” and will be introduced in four flavors in 3 ounce plastic “twist cap” shot tubes.  We expect to finalize the packaging and graphic development for Vis-Viva to begin production in the last quarter of 2007.

DISTRIBUTION AND PRICING

We intend to focus on the fifteen largest markets for beverages in the United States. These markets include Atlanta, Boston, Chicago, Dallas, Denver, Detroit, LA, Miami, Minneapolis, New York, Philadelphia, Phoenix, San Francisco, Seattle and Washington, D.C. We intend to develop key working partnerships with regional direct store delivery (DSD) beverage distributors in the fifteen prime markets and will support them with field representatives to assure sufficient shelf compliance. Regional distributors have lost four major beverage lines in the last few months including Monster Energy (moved to Anheuser Bush), Fuze (purchased by Coca-Cola), Vitamin Water (purchased by Coca-Cola, and the V-8 brands (now distributed by Coca-Cola). We will develop regionally exclusive DSD agreements which are desperately needed by the distributors to replace these losses.

We will pre-sell in four sales channels; grocery, convenience, drug, and sports and gym specialty. Certain national accounts like chained convenience stores, grocery and drug stores will require warehouse distribution. To accommodate this business, we will employ national beverage brokers and work with the “tobacco & candy” and food service warehouse distributors like McLane Company and Sysco Foods for this business.

The pricing and gross profit margin for the products will vary. Each product delivers different functionality and utilizes different types of packaging and package sizes. Without exception, these products will command premium pricing due to the functionality and value-added formulation, and will therefore be priced according to the nearest competitive brands in their respective spaces. The energy drink will command gross margins of approximately 50%. The functional milk drinks (once produced) will command approximately the same due to the premium pricing commanded by the experiential functionality. We assume the average gross margin for our shots will be 55%-60% depending upon the consumer response and sales channel mix; clearly singles will command higher margin than multi-packs.

COMPETITION

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products will compete with a wide range of drinks produced by a relatively large number of manufacturers, any of which have substantially greater financial, marketing and distribution resources than we do.

Important factors affecting our ability to compete successfully include taste and flavor of products, trade and consumer promotions, rapid and effective development of new, unique cutting edge products, attractive and different packaging, branded product advertising and pricing. We will also compete for distributors who will concentrate on marketing our products over those of our competitors, provide stable and reliable distribution and secure adequate shelf space in retail outlets. Competitive pressures in the energy beverage market could cause our products to be unable to gain or lose market share, or we could experience price erosion, which could have a material adverse effect on our business and results.

The energy drink segment of the beverage industry has attracted many new brands, and estimates indicate there may be as many as 500 new brands created this year alone. The Beverage Digest Fact Book reports that the top brands for 2006 include Red Bull, Hansen’s, Monster, Full Throttle, PepsiCo (producing Sobe-No Fear, Amp and Sobe Adrenalin Rush) Coke (producing Full Throttle, KMX and Tab Energy), National Beverage ( producing Rip It), Fuze, Rockstar and Bawls. The level of business to reach the top ten is approximately $20 million dollars. Red Bull, the leader is estimated to have reached $1.5 billion dollars in U.S. sales during 2006.

We compete not only for customer acceptance, but for maximum marketing efforts by multi-brand licensed bottlers, brokers and distributors, many of which have a principal affiliation with competing companies and brands. Certain large companies such as The Coca-Cola Company and Pepsico Inc. market and/or distribute products in that market segment.

SUPPLIERS

The energy drink will be produced using one or more beverage co-packers. Our initial co-packer for the product is Carolina Brewery in Mooresville North Carolina. Discussions are underway with other co-packers, and production agreements are anticipated in the near future. The initial energy drink has been formulated in conjunction with our flavor supplier. Prototypes and samples have been produced and tested. We have strategic relationships for flavor and ingredients supply agreements from FFS in New Jersey and Fortitech in New York.

MARKETING

Management believes that the impact of the internet and the enhanced communication systems that it has enabled have dramatically changed the way we live our lives today. There is vastly improved access to information and the public is bombarded with messages, that have diminished the value and impact of traditional media advertising.

We plan to focus on gorilla and grass roots marketing programs, investing in sponsorships and spokespeople in venues of competitive sports and racing activities. This strategy allows promoters to develop brand essence, communicate directly with spectators and participants and promote trial with consumers directly. This marketing approach, best executed by the Red Bull energy drink brand, escapes the filters that consumers use to reduce messaging. When executed properly, as Red Bull has, this technique defines the brand image while consumers embrace the branding as trend setting entertainment.

INTELLECTUAL PROPERTY

Applications for trademarks for the energy drink VIS VIVA(tm) and IQZOL(tm) have been filed with the U.S. Trademark Service.

GOVERNMENT REGULATION

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug and Cosmetic Act; the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products.

Measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and we anticipate that similar legislation and regulations may be proposed in the future at the local, state and federal levels, both in the United States and elsewhere.

We do not expect that compliance with these provisions will have a material adverse effect upon our capital expenditures, net income or competitive position.

EMPLOYEES

We currently have 8 employees. We plan to employ 12 initial employees as operations commence. These include positions in finance (2), quality assurance, operations and administration (3), marketing and sales (6), along with the CEO. We will develop strategic relationships with suppliers, co-packers, distributors, brokers and independent marketing firms to leverage our business. The employees will be compensated by a combination of salary, bonus and normal insurance benefits. There are no collective bargaining agreements.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS GENERALLY

WE HAVE EXPERIENCED LOSSES AND EXPECT TO INCUR SUBSTANTIAL NET LOSSES IN THE FUTURE. IF WE DO NOT ACHIEVE PROFITABILITY, OUR FINANCIAL CONDITION AND STOCK PRICE COULD SUFFER.

Since the inception of ADCI, we have incurred significant losses. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate that our losses may increase from current levels because we expect to incur significant additional costs and expenses related to being a public company, development of our new energy drink business, advertising, marketing and promotional activities, as well as the employment of additional personnel as our business expands.

Our ability to become profitable depends on our ability to generate and sustain substantially higher revenue while maintaining reasonable expense levels. In particular, although we intend to spend significant amounts on marketing and promotional activities, these efforts may not be effective in increasing our sales. If we do not achieve profitability, we may not be able to continue our operations.

WE ARE A RELATIVELY YOUNG COMPANY WITH A MINIMAL OPERATING HISTORY.

We have not generated revenue from operations in the last two fiscal years and were considered to be a “shell company” until our recent merger changed our business focus to concentrate in the energy drink arena. Our future operating results will depend on many factors, including the ability to generate demand and acceptance of our products, the level of our competition and our ability to attract and maintain key management and employees. While management believes the potential for revenue growth can be achieved in its current business plan, there can be no guarantees that we will be able to generate revenue in the future.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH MAKES OUR FUTURE RESULTS DIFFICULT TO PREDICT AND COULD CAUSE OUR OPERATING RESULTS TO FALL BELOW EXPECTATIONS.

Any investment in our company should be considered a high-risk investment because the investor will be placing funds at risk in a company with fluctuating costs and expenses, limited management experience, increased competition and other problems to which growing businesses are subject. Investors should not invest in our company unless they can afford to lose their entire investment.

OUR ABILITY TO SUCCEED DEPENDS ON OUR ABILITY TO GROW OUR BUSINESS WHILE MAINTAINING PROFITABILITY.

We need to develop new and innovative ways to manufacture our products and develop and expand our distribution in order to achieve growth and profitability. Our future growth and profitability will depend upon a number of factors, including, but not limited to:

•	Our ability to manage costs;

•	The increasing level of competition in the non-alcoholic beverage industry;

•	Our ability to continuously offer new or improved products

•	Our ability to maintain efficient, timely and cost-effective production and delivery of our products;

•	Our ability to maintain sufficient production capacity for our products;

•	The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;

•	Our ability to identify and respond successfully to emerging trends in the beverage industry;

•	The level of consumer acceptance of our products and services;

•	Regulatory compliance costs; and

•	General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

IF WE FAIL TO PROMOTE AND MAINTAIN OUR BRAND IN THE MARKET, OUR BUSINESS, OPERATING RESULTS, FINANCIAL CONDITION, AND OUR ABILITY TO ATTRACT CUSTOMERS WILL BE MATERIALLY ADVERSELY AFFECTED.

Our success in the single serving non-alcoholic beverage market depends on our ability to create and maintain brand awareness for our products. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering single serving non-alcoholic drinks have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industry in which we plan to operate may result in an increased number of direct competitors. To promote our brand, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

WE WILL RELY ON BOTTLERS AND DISTRIBUTORS TO DISTRIBUTE OUR PRODUCTS. IF WE ARE UNABLE TO SECURE SUCH BOTTLERS AND DISTRIBUTORS, THIS COULD HURT OUR ABILITY TO EFFICIENTLY AND PROFITABLY DISTRIBUTE AND MARKET OUR PRODUCTS AND EXPAND OUR BUSINESS INTO OTHER GEOGRAPHIC MARKETS.

We will distribute our products through regional bottlers and other direct store delivery distributors having established sales, marketing and distribution organizations. Our ability to establish a market for our unique brands and products in new geographic distribution areas depends on our ability to establish and maintain successful relationships with these and other reliable distributors strategically positioned to serve those areas. Many of these bottlers and distributors are affiliated with, manufacture and/or distribute soda and non-carbonated brands and other beverage products, including energy drinks, and our products may represent a small portion of their business. In many cases, these products compete directly with our products. In addition to directly competing for shelf space, we also compete for distribution space. To the extent that our distributors are distracted from selling our products, do not employ sufficient efforts in managing and selling our products, including re-stocking retail shelves with our products, or are unable to include our products in their distribution routes, our sales will be adversely affected.

Our ability to attract distributors depends on a number of factors, many of which are outside our control. Some of these factors include:

•	the level of demand for our brands and products in a particular distribution area;

•	our ability to price our products at levels competitive with those offered by competing products;

•	our ability to deliver products in the quantity and at the time ordered by distributors; and

•	the ability of our distributors to maintain sufficient resources and management to market and sell our products.

Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results.

WE DO NOT HAVE AGREEMENTS WITH DISTRIBUTORS, AND WE WILL INCUR SIGNIFICANT TIME AND EXPENSE IN ATTRACTING AND MAINTAINING KEY DISTRIBUTORS.

Our marketing and sales strategy depends in large part on the availability and performance of distributors for our products. We may not be able to establish and maintain successful relationships with distributors in our distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets.

WE RELY ON THIRD-PARTIES TO PRODUCE AND PACKAGE OUR PRODUCTS. IF WE ARE UNABLE TO ESTABLISH RELATIONSHIPS WITH OUR BOTTLERS AND CONTRACT PACKERS OR ONCE ESTABLISHED, IF THEIR ABILITY TO MANUFACTURE OUR PRODUCTS BECOMES CONSTRAINED OR UNAVAILABLE TO US, OUR BUSINESS COULD SUFFER.

We do not own plant and equipment required to manufacture and package our beverage products and do not anticipate having such capabilities in the future. As a consequence, we depend on third-parties to produce and package our beverage products and to deliver them to distributors. Our ability to attract and maintain effective relationships with manufacturers and other third parties for the production, packaging and delivery of our beverage products in a particular geographic distribution area is important to the achievement of successful operations within each distribution area. Competition for contract packers’ business is tight, and this could make it more difficult for us to obtain new or replacement packers or to locate back-up contract packers in our various distribution areas and could also affect the economic terms of our agreements with our packers. Although production arrangements are generally of short duration or are terminable upon request, in the event of a disruption or delay, we may be unable to procure alternative packing facilities at commercially reasonable rates or within a reasonably short time period. We may not be able to establish satisfactory relationships with contract packers. The failure to establish and maintain effective relationships with contract packers for a distribution area could increase our manufacturing costs and thereby materially reduce profits realized from the sale of our products in that area. In addition, poor relations with any of our contract packers could adversely affect the amount and timing of product delivered to our distributors for resale, which would in turn adversely affect our revenues and financial condition.

As is customary in the contract packing industry for comparably sized companies, we are expected to arrange for our contract packing needs sufficiently in advance of anticipated requirements. To the extent demand for our products exceeds available inventory and the capacities produced by contract packing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill distributor orders on demand. Conversely, we may produce more products than warranted by the actual demand for them, resulting in higher storage costs and the potential risk of inventory spoilage. Our failure to accurately predict and manage our contract packaging requirements may impair relationships with our independent distributors and key accounts, which, in turn, would likely have a material adverse affect on our ability to maintain profitable relationships with those distributors and key accounts.

IF WE ARE UNABLE TO MAINTAIN PRODUCT QUALITY, OR IF WE ENCOUNTER PRODUCT RECALLS, OUR BUSINESS MAY SUFFER.

Because we rely on third parties to manufacture our products, we have limited control over the consistency and quality of our products. Although we will randomly test our products for consistency and quality, such testing may not prevent the distribution of defective or substandard products. Product quality issues, real or imagined, or allegations of product contamination, even if fake or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely or from specific co-packers, markets or batches. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance.

OUR BUSINESS AND FINANCIAL RESULTS DEPEND ON MAINTAINING A CONSISTENT AND ECONOMICAL SUPPLY OF RAW MATERIALS.

Raw materials for our products include proprietary ingredients, sweeteners, aluminum, labels, caps and packaging materials. Prices for our raw materials are generally determined by the market and may change at any time. Increases in prices for any of these raw materials in the future could have a material adverse impact on our profitability and financial position. The increased costs, together with increased energy, gas and freight costs, could result in increased production costs for certain products. If we are unable to find adequate suppliers for our raw materials on economic terms acceptable to us, this will adversely affect our results of operations.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials including, but not limited to, cans, labels, flavors, supplements or certain sweeteners, we might not be able to satisfy demand on a short-term basis. Industry-wide shortages of certain juice concentrates, supplements and sweeteners have been and could, from time to time in the future, be experienced, which could interfere with or delay production of our products and could have a material adverse effect on our business and financial results. We do not use hedging agreements or alternative instruments to manage this risk.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND MAY BE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION AND INFRINGEMENT CLAIMS BY THIRD PARTIES.

We intend to protect our unpatented trade secrets and know-how through confidentiality or license agreements with third parties, employees and consultants, and by controlling access to and distribution of our proprietary information. However, this method may not afford complete protection. If third parties take actions that affect our rights or the value of our intellectual property, similar proprietary rights or reputation or we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to use our proprietary know-how to offer competitive products at lower prices, and we may not be able to effectively compete against these companies.

OUR EXISTING INDEBTEDNESS MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL FUNDS AND MAY INCREASE OUR VULNERABILITY TO ECONOMIC OR BUSINESS DOWNTURNS.

On October 23, 2007, we entered a Securities Purchase Agreement with a group of accredited investors. Under the Securities Purchase Agreement, we agreed to sell up to $1,200,000 of our securities consisting of 10% convertible notes, shares of common stock and Class A and Class B common stock purchase warrants. At the initial closing, we received gross proceeds of $600,000. Our obligations under this agreement are secured by substantially all of our assets and the capital stock of our wholly owned subsidiary. As a result, we are subject to the risks associated with significant indebtedness, including:

•	we must dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we have less funds available for operations and other purposes;

•	it may be more difficult and expensive to obtain additional funds through financings, if available at all;

•
we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

•	if we default under any of our existing obligations or if our creditors are able to demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

WE HAVE PLEDGED SUBSTANTIALLY ALL OF OUR ASSETS TO SECURE OUR BORROWINGS AND ARE SUBJECT TO COVENANTS THAT MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS.

Our borrowings under our existing financing agreement are secured by substantially all of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditor to satisfy our obligations to the secured creditor. In addition, our financing agreements impose certain restrictive covenants, including financial covenants. Failure to satisfy any of these covenants could result, among other things, acceleration of the payment of our outstanding indebtedness. Any of these consequences could adversely affect our ability to operate our business.

OUR REVENUES FROM OPERATIONS ARE NOT EXPECTED TO BE SUFFICIENT TO MEET OUR CAPITAL NEEDS IN THE NEAR FUTURE, AND WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS, IF AT ALL, THEREBY POTENTIALLY DISRUPTING THE GROWTH OF OUR BUSINESS AND ABILITY TO GENERATE REVENUES.

Since inception, we have incurred losses and have had capital and stockholders’ deficits and limited cash to fund operations. Because we do not expect that revenues from operations will be sufficient to meet our projected capital needs, in addition to the financing, we may be required to raise additional capital through equity or debt financings in the future. Such capital may not be available to us or, if it is available, such capital may not be available on terms that are acceptable to us. If additional financing is raised by the issuance of common stock, you may suffer additional dilution, and if additional financing is raised through debt financing, it may involve significant restrictive covenants which could affect our ability to operate our business. If we are unable to raise sufficient additional capital on acceptable terms, we will likely have liquidity problems which will disrupt our planned growth and would have a material adverse effect on our financial condition or business prospects.

WE WILL INCUR INCREASED COSTS AS A RESULT OF BECOMING A PUBLIC COMPANY.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, as well as new rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, our current management team consists of two individuals, Roy G. Warren, our President and Tommy E. Kee, our Chief Financial Officer. The requirements associated with being a public company could place a strain on our management team. Management’s attention may be diverted from other business concerns, which could adversely affect our business. Also, we are in the process of implementing corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. Our failure to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, could harm our business and operating results.

Risks Related To Our Industry

WE COMPETE IN AN INDUSTRY THAT IS BRAND-CONSCIOUS, SO BRAND NAME RECOGNITION AND ACCEPTANCE OF OUR PRODUCTS ARE CRITICAL TO OUR SUCCESS.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. In addition, our business depends on acceptance by our distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors’ existing beverage sales. Any failure of our brand to obtain acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

CHANGE IN CONSUMER PREFERENCES MAY REDUCE DEMAND FOR SOME OF OUR PRODUCTS.

The beverage industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us if we misjudge such preferences. To retain and expand our market share, we must develop and introduce different and innovative beverages and be competitive in the areas of quality and health, although there can be no assurance of our ability to do so. For example, there is increasing awareness and concern for the health consequences of obesity among the public, and this may reduce demand for our non-diet beverages. Many of our products are considered premium products and to maintain market share during recessionary periods we may have to reduce profit margins which would adversely affect our results of operations. Product lifecycles for some beverage brands, products or packages may be limited to a few years before consumers’ preferences change. There can be no assurance that our beverages will become profitable for us. We may be unable to obtain sales of our brands through new product and packaging initiatives. We also may be unable to penetrate the markets. In addition, public concerns over the perceived safety or effects of energy drinks could also reduce demand for our energy drinks and our business, financial condition and results of operations will be adversely affected.

OUR BUSINESS IS SUBJECT TO MANY REGULATIONS AND NONCOMPLIANCE IS COSTLY.

The production, marketing and sale of our unique beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or such products may have to be recalled, reformulated or repackaged, thus adversely affecting our financial conditions and operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. The applicable rules and regulations are subject to change from time to time, and we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

WE COULD BE EXPOSED TO PRODUCT LIABILITY CLAIMS FOR PERSONAL INJURY OR POSSIBLY DEATH.

Although we intend to have product liability insurance in amounts we believe are adequate, we cannot assure that the coverage will be sufficient to cover any or all product liability claims. To the extent our product liability coverage is insufficient, a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products, thus adversely affecting our ability to continue to market and sell that or other products. In the event of a serious product quality issue, we do not maintain a recall procedures plan to assist us in mitigating the effects from such a product quality issue.

INCREASED COMPETITION COULD HURT OUR BUSINESS.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products will compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources than we do. Important factors affecting our ability to compete successfully include taste and flavor of products, trade and consumer promotions, rapid and effective development of new, unique cutting edge products, attractive and different packaging, branded product advertising and pricing. Our products compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers such as The Coca-Cola Company, Pepsico Inc., Red Bull, and Hansen Natural Corporation. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands such as those carried by grocery store chains, convenience store chains, and club stores. There is no assurance that we will not encounter difficulties in obtaining market share or position due to competition in the beverage industry and our business, financial condition and results of operations could be adversely affected.

Risks Relating to our Securities

SHARES ELIGIBLE FOR SALE OR CONVERTIBLE INTO SHARES IN THE FUTURE COULD NEGATIVELY AFFECT OUR STOCK PRICE AND DILUTE SHAREHOLDERS.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock underlying our 10% convertible notes or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

OUR OFFICER AND PRINCIPAL SHAREHOLDER OWNS APPROXIMATELY 56% OF OUR OUTSTANDING COMMON SHARES.

As of October 30, 2007, Roy G. Warren, a director and officer of the corporation, owns 3,700,000 shares of our issued and outstanding common stock (56%). Accordingly, Mr. Warren could elect all directors, and dissolve, merge or sell our assets or otherwise direct our affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impede a merger, consolidation, takeover or other business combination involving the company, which, in turn, could depress the market price of our common stock.

THERE IS PRESENTLY NO MARKET FOR OUR COMMON STOCK.

There has been no public market for our common stock since 2001.  We cannot assure that a public market for our common stock will develop in the future. We anticipate that following the filing of this registration statement, we will apply to have our common stock quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) and “Pink Sheets”. However, the OTCBB is a dealer system and we will have to seek market-makers to provide quotations for our common stock. Even if our common stock is quoted on the OTCBB, the OTCBB provides a limited trading market and we can make no assurances that any market-maker will want to provide such quotations. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for shareholders to sell their shares or recover any part of their investment in the company. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile so that holders of our common stock will not be able to sell their shares at prices that allow them to recover any or all of their investment. Market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	Introductions of new products or new pricing policies by us or by our competitors;

•	The gain or loss of significant customers or product orders;

•	Actual or anticipated variations in our quarterly results;

•	The announcement of acquisitions or strategic alliances by us or by our competitors;

•	Recruitment or departure of key personnel;

•	The level and quality of securities research analyst coverage for our common stock;

•
Changes in the estimates of our operating performance or changes in recommendations by us or any research analysts that follow our stock or any failure to meet the estimates made by research analysts; and

•	Market conditions in our industry and the economy as a whole.

In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline, regardless of our actual operating performance.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

In the event a public market for our securities develops, sales of a substantial number of shares of our common stock could cause a decrease in the market price of our common stock.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Our financial statements are consolidated to include the accounts of our operational subsidiary, Attitude Drink Company, Inc. (“ADCI”). You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing in this registration statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this registration statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. Actual results may differ from these estimates under different assumptions or conditions. The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. We believe that the critical accounting policies set forth in the notes to our financial statements involve the most significant judgments and estimates used in the preparation of our consolidated financial statements and have evaluated these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods that we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

GENERAL

Since 2001, we have been a shell corporation, whose principal business was to locate and consummate a merger with an ongoing business.

On September 19, 2007, we acquired Attitude Drink Company, Inc., a Delaware corporation (“ADCI”), under an Agreement and Plan of Merger among Mason Hill Holdings, Inc., MH 09122007, Inc. and ADCI. On September 30, 2007, we changed our name to Attitude Drinks Incorporated. Our wholly owned subsidiary, ADCI, was incorporated in Delaware on June 18, 2007.

Our plan of operation during the next 12 months is to focus on the non-alcoholic single serving beverage business. We plan to develop and market products in four fast growing segments: energy drinks, functional water, liquid supplements, and functional dairy.

Material Commitments

Financing

On October 23, 2007, we entered a Subscription Agreement and related agreements with a group of accredited investors. Under these agreements, we agreed to sell up to $1,200,000 of our securities consisting of 10% convertible notes, shares of common stock and Class A and Class B common stock purchase warrants. At the initial closing, we received gross proceeds of $600,000. We are required to file a registration statement and have it declared effective in order to receive the second $600,000.

Our plan of operation during the next 12 months is to focus on the non-alcoholic single serving beverage business.

On October 23, 2007 (the “Initial Closing Date”), we issued $600,000 of the 10% convertible notes, 2,818,181 Class A Warrants and 1,560,600 shares of common stock. We will issue an additional $600,000 of convertible notes and related Class A Warrants, pursuant to the terms of the Subscription Agreement, which require that we have an effective registration statement for the shares underlying the warrants and notes (the “Second Closing Date”). One of the accredited investors is Roy Warren, our President and Chairman.

Some terms of the agreement include payment of 8% of the purchase price and warrants at the Initial and Closing Date for due diligence fees to the investors. We also issued 1,500,000 shares of restricted common stock to the investors as purchase shares on the Initial Closing. Further, on the Initial Closing Date, we paid $20,000 and issued 60,600 shares of common stock in legal fees to investors counsel. These additional shares were issued with registration rights.

We intend to use the proceeds from this financing for company operations, including but not limited to rent, consulting fees, employee compensation, inventory, marketing and distribution and professional services.

PLAN OF OPERATION

In addition to the amounts provided by our financing, we anticipate that we will need an additional three million dollars for working capital for the remainder of the initial 12 month period. We intend to raise those funds through institutional private placements, although there is no guarantee that we will be able to do so. It is our intent that our current financing will provide for our operations through the first quarter of 2008.

We plan to employ twelve initial employees as operations commence. These include positions in finance (2), quality assurance, operations and administration (3), marketing and sales (6), along with the CEO. We will develop strategic relationships with suppliers, co-packers, distributors, brokers and independent marketing firms to leverage our business. The employees will be compensated by a combination of salary, bonus and normal insurance benefits.

OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 3. DESCRIPTION OF PROPERTY.

We have a lease at 11300 US Highway One, Suite 207, North Palm Beach, Florida 33408. The written lease expires on June 30, 2008. The costs for the lease approximate $35,000 per year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table shows the number of shares and percentage of all shares of common stock issued and outstanding as of October 30, 2007, held by any person known to us to be the beneficial owner of 5% or more of our outstanding common stock, by each executive officer and director, and by all directors and executive officers as a group.

This information as to beneficial ownership was furnished to us by or on behalf of the persons named. Unless otherwise indicated, the business address of each person listed is 11300 U.S. Highway 1, Suite 207, North Palm Beach, Florida 33408. Information with respect to the percent of class is based on outstanding shares of common stock as of October 30, 2007. Except as otherwise indicated and pursuant to applicable community property laws, to our knowledge, each stockholder has sole power to vote and dispose of all the shares of common stock listed opposite his name.

For purposes of this table, each person is deemed to have beneficial ownership of any shares of our common stock such person has the right to acquire on or within 60 days after October 30, 2007.

(2) Name of Beneficial Owner	(3) Shares of Common Stock Beneficially Owned	(4) Percent of Class
Roy G. Warren President, Secretary and Director	3,700,000	56%
All executive officers and directors as a group (1 person)	3,700,000	56%

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and positions of our executive officers as of October 30, 2007.

Name	Age	Position
Roy G. Warren	52	President, Secretary and Director
Tommy E. Kee	58	Treasurer (Chief Financial Officer)
Michael C. Edwards	48	Director
H. John Buckman	62	Director

Roy G. Warren- Mr. Warren was appointed as our President, Secretary and Director in September 2007. Mr. Warren was Chief Executive Officer of Bravo! Brands Inc. from 1999 to April 30, 2007. While he served as CEO, he was viewed as an innovator for milk based beverages and quoted often in trade magazines. Further, Mr. Warren has served as a speaker at a number of trade conferences about functional beverages, beverage trends and dairy innovations.

Tommy E. Kee- Mr. Kee was appointed as Treasurer of the company in October 2007. Mr. Kee was Chief Financial Officer and Chief Accounting Officer for Bravo! Brands Inc. for the last four years.

Michael C. Edwards- Mr. Edwards became a director of the company in October 2007. Mr. Edwards was the director of sales (chief revenue officer) for Bravo! Brands Inc. for over five years prior to May 2007 when he left Bravo!. Mr. Edwards is the sole proprietor of a chain of three Auto Care car washes in Martin County, Florida acquired in September 2007.

H. John Buckman- Mr. Buckman joined the board as a director in October 2007. Mr. Buckman is a principal and majority shareholder of Buckman, Buckman and Reid, a licensed broker-dealer co-founded by Mr. Buckman in 1988.

Involvement in Certain Legal Proceedings

Mr. Warren, Mr. Kee and Mr. Edwards all served as executive officers of Bravo Brands! Inc. On September 21, 2007, Bravo Brands! Inc. reported that it filed a voluntary petition in the United States Bankruptcy Court for the Southern District of Florida pursuant to Chapter 7 of Title 11 of the United States Code, Case No. 07-17840-PGH. The filing occurred after Mr. Warren, Mr. Kee and Mr. Edwards ended their relationship with Bravo Brands! Inc.  Further, in October 2007, three separate law firms announced the filing of a class action lawsuit on behalf of purchasers of the securities of Bravo! Brands, Inc. between November 20, 2005 and May 15, 2007. These filings relate to alleged violations of provisions of the Securities Exchange Act of 1934, including Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, and allege that the company issued a series of material misrepresentations to the market which had the effect of artificially inflating the market price of Bravo! common stock. Certain of these complaints allege violations of the Securities Exchange Act of 1934 by Mr. Warren and Mr. Kee, who served as CEO and Chief Accounting Officer, respectively, of Bravo!. Neither Mr. Warren nor Mr. Kee have been served with any complaints in connection with these actions.

Employment Agreements

We have not entered into employment agreements with any of our officers.

Board of Directors

Our Board of Directors currently consists of three members. Our Bylaws provide that our board shall consist of not less than one nor more than 5 individuals. The terms of directors expire at the next annual shareholders’ meeting unless their terms are staggered as permitted in our bylaws. Each shareholder is entitled to vote the number of shares owned by him for as many persons as there are directors to be elected. Shareholders do not have a right to cumulate their votes for directors.

Director Compensation

Currently, we do not pay our directors any cash or other compensation. In the future, we may consider appropriate forms of compensation, including the issuance of common stock and stock options as compensation.

Committees

To date, we have not established a compensation committee, nominating committee or an audit committee. Our president, Roy G. Warren, reviews the professional services provided by our independent auditors, the independence of our auditors from our management, our annual financial statements and our system of internal accounting controls.

ITEM 6. EXECUTIVE COMPENSATION

We have not paid any compensation to our current officers and directors during the last two fiscal years.

On May 31, 2006, we issued 75,000 shares of Series A Convertible Preferred Stock to Geoffrey Eiten, a former officer and director, for consulting services valued at $7,500 or $.10 per share. On December 7, 2006, we issued 499,920 shares of common stock Geoffrey Eiten, a former officer and director, as officer compensation valued at $50,000 or $.10 per share.

Stock Plans

We have adopted a 2007 Stock Compensation and Incentive Plan and reserved 1,000,000 shares of our common stock for issuance in the form of stock options or shares to employees, consultants and advisors that perform services for the company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

On October 23, 2007, we closed on an agreement with a group of accredited investors for the sale of up to $1,200,000 of securities consisting of 10% convertible notes, common stock, and Class A and Class B common stock purchase warrants. Our obligations under this agreement are secured by substantially all of our assets and our subsidiary. Further, we are required to file a registration statement on the securities underlying the 10% convertible notes and warrants. On October 23, 2007 (the “Initial Closing Date”), we issued $600,000 of the 10% convertible notes, 1,560,600 shares of common stock and 2,818,182 Class A Warrants. We will issue an additional $600,000 of convertible notes and related Class A Warrants, once we have an effective registration statement for the shares underlying the warrants and notes (the “Second Closing Date”). One of the accredited investors is Roy Warren, our President and Chairman, who invested $50,000 in the initial Closing.

Director Independence

As we are not listed on any securities exchange, we are not subject to director independence requirements. Pursuant to Rule 10A-3 promulgated under the Exchange Act, Roy Warren does not qualify as independent director due to his affiliation with us as an officer. Our Board of Directors has determined that Michael C. Edwards and H. John Buckman are “independent,” as that term is defined by the NASDAQ Stock Market.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, par value $.001. At October 30, 2007, we had issued and outstanding 6,560,600 shares of common stock of which, 3,700,000 shares or 56% is owned by our officers and directors.
Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. In the event of liquidation, dissolution or winding down of the company, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Articles of Incorporation authorize us to issue up to 20,000,000 preferred shares $.001 par value. We have designated 2,000,000 shares of our preferred stock $.001 par value as Series A Preferred (“Series A”). Each share of Series A is convertible into six shares of our common stock for a period of five years from the date of the issue. The conversion basis is not adjusted for any stock split or combination of the common stock. The Series A votes with the common stock on an as converted basis. We must at all times have sufficient common shares reserved to effect the conversion of all of the outstanding Series A. At October 30, 2007, we had issued and outstanding 75,000 shares of Series A.

The holders of the Series A shall be entitled to receive common stock dividends when, as, if and in the amount declared by the directors of the company to be paid in cash or in market value of the company’s common stock. We are restricted from paying dividends or making distributions on our common stock without the approval of a majority of the Series A holders. The Series A is subject to redemption by us in certain circumstances.

Convertible Notes and Warrants

In connection with our financing entered into on October 23, 2007, we issued 10% Convertible Notes and Class A Warrants and Class B Warrants. The following sets forth a general summary of the terms and conditions thereof. Copies of the transaction documents are filed as exhibits to this Form 10-SB.

Convertible Notes

On October 23, 2007, we entered into an agreement to issue $1,200,000 in secured convertible promissory notes to certain accredited investors. Interest on the outstanding principal balance of the notes shall accrue at a rate of 10% per annum. Amortizing payments of the outstanding principal amount of the notes shall commence on the twelve (12) month anniversary of the issue date and on the same day of the each month thereafter until paid in full. In general, payments shall be made in an amount equal to 8.333% of the initial principal amount of the note. The default interest rate under the note is 15%. Payment of the monthly amount may be made in cash equal to 110% of the principal portion of the monthly amount together with all amounts payable with such principal or in registered common stock (if there is an effective registration statement) at a conversion rate equal to the lesser of (A) the fixed conversion price or (B) 80% of the average of the five lowest closing bid prices for the common stock as reported for the principal market for the twenty trading days preceding the repayment date. The fixed conversion price is $0.33, subject to adjustment as set forth in the note. The holder is not entitled to convert the note, if the number of shares of our common stock beneficially owned by the holder and its affiliates, including shares to be issued upon conversion of the note would result in beneficial ownership by the holder and its affiliates of more than 4.99% of our outstanding common stock on that date. This restriction may be waived, in whole or in part, upon sixty-one days prior notice from the holder to increase the percentage up to 9.99% but not in excess of 9.99%. The fixed conversion price and shares to be issued thereunder are subject to adjustment upon events such as merger, reclassification, stock splits and dividends and shares of common stock issued by the company below the fixed conversion price. We are required to reserve from our authorized and unissued common stock not less than 175% of the number of shares to provide for issuance upon full conversion of the notes.

Events of default under the note generally include failure to pay principal and interest within five days after the due date; breach of any covenant (continuing for a period of ten days) or material representation or warranty in the subscription agreement, note or transaction document; appointment of receiver or trustee; entry of filing of any money judgment, writ or similar process for more than $100,000, that remains for a period of 45 days; failure to comply with certain listing or filing requirements in the subscription agreement; bankruptcy, insolvency, reorganization or liquidation proceedings; delisting of the common stock from any principal market for a period of seven consecutive trading days; a SEC or judicial stop trade on the company’s common stock that lasts for five or more consecutive trading days; failure to timely deliver common stock per the note or subscription agreement; a non-registration event as described in the subscription agreement; effectuation of a reverse split without twenty days prior written notice; failure to reserve the amount of common stock required under the note and subscription agreement; the restatement of the company’s financial statements for any date or a period from two years prior to the issue date of the note until it is no longer outstanding, if such restatement would have a materially adverse effect; and the occurrence of any event of default under any other note issued in the transaction.

Class A Warrants

On October 23, 2007, we entered into an agreement to issue Class A Warrants in connection with our $1,200,000 note financing. On October 23, 2007, we issued Class A Warrants to purchase 2,818,182 shares of common stock at an exercise price of $0.50 per shares, subject to adjustment as set forth in the warrants. The warrants expire five years after the date of issuance, have registration rights and have anti-dilutive protection for certain share issuances by the company as set forth in the warrant.

We have the option to “call” the exercise of up to 50% of the shares issuable upon exercise of the warrant if, among other things, we have an effective registration statement for the shares underlying the warrant, if within the ten days prior to the notice, our common stock has a closing price as reported by the principal market of 200% of the purchase price for thirty consecutive trading days (“lookback period”) and the average daily trading volume during the lookback period is not less than 40,000 shares and we are not in default under the warrant, the note or subscription agreement. The holder is not entitled to exercise the warrant, nor may we exercise our right to give a call notice, if the number of shares of our common stock beneficially owned by the holder and its affiliates, including shares to be issued upon exercise of the warrant would result in beneficial ownership by the holder and its affiliates of more than 4.99% of our outstanding common stock on that date. This restriction may be waived, in whole or in part, upon sixty-one days prior notice from the holder to increase the percentage up to 9.99% but not in excess of 9.99%.

Class B Warrants

Pursuant to our financing, we are also obligated to issue Class B Warrants. Upon exercise of a Class A Warrant, the holder of the warrant shall receive one warrant share and Class B Warrant. The exercise price of the Class B Warrant shall be equal to 150% of the exercise price of the Class A warrant in effect at such time of exercise, subject to reduction as set forth in the Class B Warrant. For both Class A and Class B Warrants, the warrant exercise price and number of warrant shares issuable upon exercise of the warrants shall be equitably adjusted to offset the effect of stock splits, stock dividends and similar events as described in the subscription agreement and warrants.

Transfer Agent

Our transfer agent is:
Florida Atlantic Stock Transfer, Inc.
7130 Nob Hill Road
Tamarac, Florida 33321

Contact information:
Mr. Rene Garcia
Telephone: 954-726-4954
Facsimile: 954-726-6305

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our securities are not traded on any exchange or quotation system. We anticipate that following the filing of the registration statement, our common stock will be quoted on either the Over The Counter Bulletin Board (“OTCBB”), OTC-Other, or the “Pink Sheets”. In general there is greater liquidity for traded securities on the OTCBB, and less through quotation in the Pink Sheets. In order for our common stock to trade, a registered broker-dealer, known as the market maker, must be willing to list bid or sale quotations and file an application on our behalf to make a market in our securities. We have not, as of this date, contacted a market maker for sponsorship of our securities on the OTCBB. Securities that are quoted in the Pink Sheets have initial and ongoing disclosure obligations.

It is not possible to predict where, if at all, our common stock will be traded following qualification of our securities for trading. Even if our common stock is accepted for quotation, it is not certain that an orderly market will develop. The trading markets, if any, may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting our business generally, the impact of the factors discussed under Part I, Item 1 in the sub-section entitled “Risk Factors”, investors’ perceptions of our company and its business, our operating results, our dividend policies and general economic and market conditions.

Number of Stockholders

As of October 30, 2007, there were approximately 6,560,600 shares of common stock issued and outstanding. As of October 30, 2007, there were 107 holders of record of our common stock.

Stock Options, Warrants to purchase and Securities Convertible into Common Stock

As of October 30, 2007, there were no stock options issued and outstanding.

At October 30, 2007, we had issued and outstanding 75,000 shares of Series A Convertible Preferred Stock. Each share of Series A is convertible into six shares of the Company’s common stock for a period of five years from the date of the issue. The conversion basis is not adjusted for any stock split or combination of the common stock. The Series A votes with the common stock on an as converted basis. The company must at all times have sufficient common shares reserved to effect the conversion of all of the outstanding Series A.

In connection with our financing on October 23, 2007, we issued $600,000 in 10% convertible notes and Class A Warrants to purchase 2,818,182 shares of common stock at an exercise price of $0.50 per share. Notwithstanding the amount limitations and other conditions related to the conversion of the note, at the fixed conversion price of $0.33, 1,818,182 shares of common stock are issuable under the notes. Upon exercise of a Class A Warrant, the holder of the warrant shall receive one warrant share and one Class B Warrant. The exercise price of the Class B Warrant shall be equal to 150% of the exercise price of the Class A Warrant in effect at such time of exercise, subject to reduction as set forth in the Class B Warrant. We are committed to issue an additional $600,000 in convertible notes and related Class A and Class B Warrants after effectiveness of our registration statement as set forth in the subscription agreement. We are required to register the shares underlying the notes and the warrants. Further, we also issued 1,500,000 shares of restricted common stock to the investors as purchase shares on the Initial Closing and issued 60,600 shares of common stock in legal fees to investors’ counsel. These additional shares were issued with registration rights. Based on the transaction documents and other Agreements at this time, we are committed to register an aggregate of 17,396,964 shares.

Exemptions under the Securities Act of 1933

Our common stock has not been registered under the Securities Act. Accordingly, the shares of common stock issued and outstanding and the shares of common stock issuable upon the exercise of any convertible notes and warrants may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder. Pursuant to Rule 144 under the Securities Act, a person who acquires our securities in a transaction not registered under the Securities Act and has beneficially owned such shares for at least one year would be entitled to sell within any three-month period those shares subject to certain restrictions, including volume and manner of sale restrictions. Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the volume and manner of sale restrictions of Rule 144. Because there is no public trading market for our shares in the United States, no sales in the United States under Rule 144 other than Rule 144(k) is likely to occur until such market, if any, develops.

As of October 30, 2007, 400,080 shares of common stock are eligible for sale under the safe harbor provisions of Rule 144(k).

Dividends

We have not issued any dividends to our common stockholders and Series A stockholders. Our Board of Directors determines any payment of dividends. We do not expect to authorize the payment of cash dividends on common stock in the foreseeable future. Any future decision with respect to dividends will depend on future earnings, operations, capital requirements and availability, restrictions in future financing agreements, and other business and financial considerations.

ITEM 2. LEGAL PROCEEDINGS

None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The financial statements of Mason Hill Holdings, Inc. as of March 31, 2007, and the related statements of operations, changes in stockholders deficit and cash flows for each of the years in the two-year period ended March 31, 2007 were audited by the Independent Registered Public Accounting Firm of Demetrius & Company L.L.C.

The financial statements of our subsidiary, Attitude Drink Company, Inc., as of August 31, 2007 were audited by the Independent Registered Public Accounting Firm of Lazar Levine & Felix LLP.

As of September 19, 2007, (the effective date of the Agreement and Plan of Merger among Mason Hill Holdings, Inc., MH 09122007, Inc. and Attitude Drink Company, Inc.) we engaged the Independent Registered Public Accounting Firm of Lazar Levine & Felix LLP for the review and audit of our financial statements and dismissed the Independent Registered Public Accounting Firm of Demetrius & Company L.L.C. This change in accountants was approved by the Board of Directors.

Other than what we describe here, no reports on our financial statements issued by Demetrius during our two most recent fiscal years, and any subsequent interim period, contained an adverse opinion or disclaimer of opinion, nor were any reports issued by Demetrius qualified or modified as to uncertainty, audit scope, or accounting principles. During our most recent full fiscal years ended March 31, 2007 and 2006 and subsequent interim period through June 30, 2007, there were no disagreements with Demetrius on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Demetrius, would have caused Demetrius to make references to the subject matter of such disagreements in connection with its reports on our financial statements during those periods.

A copy of the required letter from the Independent Registered Public Accounting Firm of Demetrius & Company L.L.C. is found at Exhibit 16(1).

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we sold the following securities without registering the securities under the Securities Act.

On October 18, 2003, we issued 122,558 shares of common stock to Geoffrey Eiten for consulting services valued at $12,256 or $.10 per share. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) and/or Regulation D of the Securities Act of 1933, as amended. All of the investors were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities, and all securities were issued with a restrictive legend.

On May 31, 2006, we issued 75,000 shares of Series A Convertible Preferred Stock to Geoffrey Eiten for consulting services valued at $7,500 or $.10 per share. Also, on May 31, 2006, we issued 2,500 Series A Convertible Preferred Stock Purchase Warrants as compensation for legal services. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) and/or Regulation D of the Securities Act of 1933, as amended. All of the investors were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities, and all securities were issued with a restrictive legend.

On December 7, 2006, we issued 499,920 shares of common stock Geoffrey Eiten as officer compensation valued at $50,000 or $.10 per share. On December 7, 2006, we issued 100,000 shares of common stock for the cancelation of the 2,500 Series A Convertible Preferred Stock Purchase Warrants and as compensation for legal services. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2) and/or Regulation D of the Securities Act of 1933, as amended. All of the investors were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities, and all securities were issued with a restrictive legend.

On September 19, 2007, in connection with the Agreement and Plan of Merger among Mason Hill Holdings, Inc., MH 09122007, Inc. and Attitude Drink Company, Inc., we issued 4,000,000 shares of common stock to two persons. These securities were issued in reliance upon an exemption from registration afforded by the provision of Section 4(2) of the Securities Act of 1933, as amended. All of the investors were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities, and all securities were issued with a restrictive legend.

On October 23, 2007, we closed on an agreement with a group of accredited investors for the sale of an aggregate of $1,200,000 convertible notes, 1,560,600 shares of restricted common stock and 9,272,728 Class A and Class B warrants. These securities were issued in reliance upon an exemption from registration afforded by the provisions of Section 4(2), Section 4(6) and/or Regulation D of the Securities Act of 1933, as amended. All of the investors were accredited investors, there was no general solicitation or advertising in connection with the offer and sale of securities and all securities were issued with a restrictive legend.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation, as amended, Bylaws and Delaware law contain provisions relating to the indemnification of officers and directors. Generally, they provide that we may indemnify any person who was or is a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of our company, by reason of the fact that he is or was a director, officer, employee or agent of our company. It must be shown that he acted in good faith and in a manner, which he reasonably believed to be in, or not opposed to, our best interests. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to our company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

PART FINANCIAL STATEMENTS

The information required by Item 310 of Regulation S-B is included below and consists of the following.

Pro Forma Financial Statements of Attitude Drinks, Inc., (formerly Mason Hill Holdings, Inc.)

A. Introductory Notes	F-2
B. Pro Forma Balance Sheet (unaudited) as of August 31, 2007	F-3
C. Pro forma Statement of Operations through August 31, 2007	F-4

Financial Statements of Attitude Drink Company, Inc. as of August 31, 2007	F-5

Financial Statements of Mason Hill Holdings, Inc. for the year ended March 31, 2007	F-15

Financial Statements of Mason Hill Holdings, Inc. for the period ended June 30, 2007	F-15

ATTITUDE DRINKS INC.
INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS
(unaudited)

The following unaudited pro forma financial statements have been prepared based upon certain pro forma adjustments to the historical financial statements of Attitude Drink Company, Inc. and Attitude Drinks Inc., formerly Mason Hill Holdings, Inc. (collectively called the Company). The pro forma financial statements should be read in conjunction with the notes thereto.

On September 14, 2007, Mason Hill Holdings, Inc. (“MHHI”), MH 09122007, Inc., (“Acquisition”) a wholly owned subsidiary of MHHI and Attitude Drink Company, Inc. (“ADCI”) entered into an Agreement and Plan of Merger (“Merger”). Pursuant to the Merger, Acquisition merged with and into ADCI and each outstanding share of common stock of ADCI received 40 shares of MHHI common stock. As such, ADCI became a wholly owned subsidiary of MHHI at the effective date, September 19, 2007. On September 30, 2007, MHII changed its name to Attitude Drinks Inc.

The accompanying pro forma balance sheet has been presented as if the transaction described above occurred as of August 31, 2007. The accompanying pro forma statement of operations has been prepared as if the transaction occurred at the beginning of the earliest period presented. The pro forma financial statements do not purport to be indicative of the results which would actually have been obtained had the pro forma transactions been completed as of August 31, 2007.

The pro forma transactions are as follows:

-	The exchange of 100% of the issued and outstanding stock of MH 09122007, Inc., (“Acquisition”) for 100,000 shares of common stock of Attitude Drink Company, Inc. (“ADCI”) and

-	The exchange of 100% of the issued and outstanding stock of Attitude Drink Company, Inc. for 4,000,000 shares of Mason Hill Holdings, Inc. common stock

ATTITUDE DRINKS INC.
PRO FORMA BALANCE SHEET
AUGUST 31, 2007
(unaudited)

	Attitude Drink Company, Inc.	Mason Hill Holdings, Inc.	Pro Forma Adjustments debit/(credit)	Pro Forma Consolidated
CURRENT ASSETS:
Cash	$152	$1	$-	$153
Prepaid expenses and other current assets	1,936	-	-	1,936
TOTAL CURRENT ASSETS	2,088	1	-	2,089
OTHER ASSETS:
Trademarks, net	6,803	-	-	6,803
Deposits and other assets	3,613	-	-	3,613
TOTAL OTHER ASSETS	10,416	-	-	10,416
	$12,504	$1	$-	$12,505

CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$61,999	$40,652	$-	$102,651
Loans payable to officer/stockholders	25,819	54,463	-	80,282
Taxes payable	-	682	-	682
TOTAL CURRENT LIABILITIES	87,818	95,797	-	183,615
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, par value $.001, 20,000,000 authorized, 75,000 shares issued and outstanding	-	75	-	75
Common stock, par value $.001 per share, 100,000,000 shares authorized, 5,000,000 shares issued and outstanding	100	1,000	3,900	5,000
Additional paid-in capital	2,400	15,510,471	(3,900)	15,508,971
Translation adjustment	-	(76,645)	-	(76,645)
Accumulated (deficit)	(77,814)	(15,530,697)	-	(15,608,511)
TOTAL STOCKHOLDERS EQUITY (DEFICIT)	(75,314)	(95,796)	-	(171,110)
	$12,504	$1	$-	$12,505

ATTITUDE DRINKS INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED AUGUST 31, 2007
(unaudited)

	Attitude Drink Company, Inc.	Mason Hill Holdings, Inc.	Pro Forma Adjustments debit/(credit)	Pro Forma Consolidated
Net sales	$-	$-	$-	$-
Operating expenses	77,814	7,065	-	84,879
Loss before provision for income tax	(77,814)	(7,065)	-	(84,879)
Provision for income taxes	-	-	-	-
Net loss	$(77,814)	$(7,065)	$-	$(84,879)

ATTITUDE DRINK COMPANY, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS’ REPORT

FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company

FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

INDEX TO FINANCIAL STATEMENTS

Page(s)

Independent Auditors’ Report	F-7

Financial Statements:

Balance Sheet	F-8

Statement of Operations	F-9

Statement of Stockholders’ Equity (Deficit)	F-10

Statement of Cash Flows	F-11

Notes to Financial Statements	F-12 - F-14

INDEPENDENT AUDITORS’ REPORT

To the Stockholders
Attitude Drink Company, Inc.
North Palm Beach, Florida

We have audited the accompanying balance sheet of Attitude Drink Company, Inc., a development stage company, as of August 31, 2007, and the related statements of operations, stockholders’ equity and cash flows for the period from inception (June 19, 2007) to August 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Attitude Drink Company, Inc., as of August 31, 2007, and the results of its operations and its cash flows for the period from inception (June 19, 2007) to August 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company which is in the development stage, has a net capital deficiency, negative working capital and a loss from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LAZAR LEVINE & FELIX LLP

New York, New York
September 17, 2007

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
BALANCE SHEET
AS OF AUGUST 31, 2007

- ASSETS -

CURRENT ASSETS:
Cash		$152
Prepaid expenses and other current assets		1,936

TOTAL CURRENT ASSETS		2,088

OTHER ASSETS:
Trademarks, net	$6,803
Deposits and other assets	3,613

TOTAL OTHER ASSETS		10,416

		$12,504

- LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
Accounts payable and accrued expenses		$61,999
Loans payable to officer/stockholder		25,819

TOTAL CURRENT LIABILITIES		87,818

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, par value $.001 per share; 50,000,000 shares authorized, 100,000 shares issued and outstanding	$100
Additional paid-in capital	2,400
Deficit accumulated during the development stage	(77,814)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		(75,314)

		$12,504

See accompanying notes.

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

NET SALES		$-

OPERATING EXPENSES:
Consulting fee - officers	$40,000
Employee welfare	2,348
Telephone	1,453
Office expenses	1,214
Professional and legal fees	14,343
Utilities	49
Travel and entertainment	11,620
Rent and real estate taxes	5,331
Miscellaneous	1,456

TOTAL OPERATING EXPENSES		(77,814)

Loss before provision for income tax		(77,814)

Provision for income taxes		-

NET LOSS		$(77,814)

See accompanying notes.

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

	Common Stock		Additional Paid - in Capital	Accumulated Deficit	Total (Deficit)
	Number of Shares	Amount

Balance at inception, June 19, 2007	-	$-	$-		$-

Issuance of shares for cash	100,000	100	2,400	-	2,500

Net loss	-	-	-	(77,814)	(77,814)

BALANCE, AUGUST 31, 2007	100,000	$100	$2,400	$(77,814)	$(75,314)

See accompanying notes.

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net loss		$(77,814)
Adjustments to reconcile net income to net cash (used) by operating activities:
(Increase) in prepaid expenses		(1,936)
(Increase) in deposits and other assets		(3,613)
Increase in accounts payable and accrued expenses		61,999
Net cash used in operating activities		(21,364)

Cash flows from investing activities
Trademark	$(6,803)
Net cash used in investing activities		(6,803)

Cash flows from financing activities:
Proceeds from the issuance of common stock	2,500
Proceeds from shareholder loans	25,819
Net cash provided by financing activities		28,319

Net increase in cash and cash equivalents		152

Cash, beginning of period		-

Cash and cash equivalents, end of period		$152

See accompanying notes.

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Organization and Business:

Attitude Drink Company, Inc. (“the Company”) was organized for the purpose of the development and marketing of beverages to exploit the accelerating shift in the consumption patterns of the American consumer. The Company is currently in the development stage. All activities of the Company to date relate to its organization and initial funding.

(b)	Basis of Presentation/Going Concern:

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company has no revenues and has incurred losses resulting in a deficit accumulated during the development stage of $77,814. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and pay its liabilities when they come due. The Company’s ability to continue as a going concern may also be dependent on its ability to find a suitable target company and enter into a possible merger with such target. Management’s plan includes obtaining additional funds by equity financing through a merger transaction and/or related party advances, however there is no assurance of additional funding being available.

(c)	Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a remaining maturity of three months or less to be cash equivalents.

(e)	Trademarks:

Trademarks consist of costs associated with the acquisition and development of certain trademarks. Trademarks, when acquired will be amortized using the straight-line method over 17 years.

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(f)	Income Taxes:

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

(g)	Fair Value of Financial Instruments:

The carrying value of cash equivalents, accounts payable, accrued expenses and loans approximate fair value due to the short period of time to maturity.

(h)	Recent accounting pronouncements affecting the company:

In September 2006, the Financial Accounting Standard Board issued SFAS No. 157 “Fair Value Measurements” that provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the Company has adopted this standard. Currently this pronouncement has no effect on our financial statements.

ATTITUDE DRINK COMPANY, INC.
A Development Stage Company
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (JUNE 19, 2007) TO AUGUST 31, 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(h) Recent accounting pronouncements affecting the Company (Continued):

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of fiscal 2008 and is still evaluating the effect, if any, on its financial position or results of operations.

NOTE 2 - LOANS FROM STOCKHOLDERS:

During the period ended August 31, 2007, the Chief Executive Officer of the Company made advances to the Company in the aggregate amount of $25,819. These advances are non-interest bearing and are payable upon demand.

NOTE 3 - STOCKHOLDERS EQUITY:

The Company was incorporated under the laws of the State of Delaware on June 19, 2007 with authorized common stock of 50,000,000 shares at $0.001 par value.

On June 19, 2007, the Company issued 100,000 shares of common stock at a purchase price of $.025 per share, for an aggregate purchase price of $2,500.

NOTE 4 - INCOME TAXES:

The Company has approximately $12,000 in gross deferred tax assets at August 31, 2007, resulting from net operating loss carryforwards. A valuation allowance has been recorded to fully offset these deferred tax assets because the future realization of the related income tax benefits is uncertain. At August 31, 2007, the Company has federal net operating loss carryforwards of approximately $78,000 available to offset future taxable income through 2027.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

The Company leases office space in Palm Beach, Florida under an operating lease, with a one year commitment expiring July 1, 2008. The monthly payments of base rent plus operating expenses totaled $5,331 for the period ended August 31, 2007. The Company’s remaining obligations under this lease are $17,441 for the period from September 1, 2007 to July 1, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Mason Hill Holdings, Inc.

We have audited the accompanying balance sheet of Mason Hill Holdings, Inc. as of March 31, 2007, and the related statements of operations, changes in stockholders' deficit and cash flows for each of the years in the two-year period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Hill Holdings, Inc. as of March 31, 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

DEMETRIUS & COMPANY. L.L.C.
Wayne, New Jersey
September 17, 2007

MASON HILL HOLDINGS, INC.

BALANCE SHEETS

	June 30,	March 31,
	2007	2007
	(Unaudited)
ASSETS
Current Assets:
Cash	$27	$66

TOTAL CURRENT ASSETS	27	66

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$36,652	$36,652
Loan payable shareholder	51,463	51,463
Taxes payable	682	682

TOTAL CURRENT LIABILITIES	88,797	88,797

Stockholders' Deficit
Preferred stock, par value $0.001, 20,000,000 shares authorized,
7,500 shares issued and outstanding at June 30, 2007 and March 31, 2007	75	75
Common stock, par value $0.001, 100,000,000 shares authorized,
1,000,000 shares issued and outstanding at June 30, 2007
and March 31, 2007	1,000	1,000
Additional Paid-in capital	15,510,471	15,510,471
Accumulated other comprehensive loss	(76,645)	(76,645)
Deficit	(15,523,671)	(15,523,632)

Total Stockholders' Deficit	(88,770)	(88,731)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$27	$66

See Notes to Financial Statements.

MASON HILL HOLDINGS, INC.

STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Year Ended March 31,
	2007	2006	2007	2006
	Unaudited	Unaudited
Revenues:
Income	$-	$-	$-	$-

Total Revenues	-	-	-	-

Operating expenses:
Professional fees	-	3,000	6,369	18,150
Legal fees paid in stocks or warrants	-	2,500	10,000	-
Other general and administrative	39	-	1,224	4,959
Officer's compensation	-	7,500	57,500	-

Total Expenses	39	13,000	75,093	23,109

Loss before income taxes	(39)	(13,000)	(75,093)	(23,109)

Provision for income taxes	-	-	-	-

Net loss	$(39)	$(13,000)	$(75,093)	$(23,109)

Basic and diluted loss per
common share	$(0.00)	$(0.03)	$(0.14)	$(0.06)

Weighted average common shares
outstanding	1,000,000	400,000	547,845	400,000

See Notes to Financial Statements.

MASON HILL HOLDINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT)

FOR THE YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

						Accumulated
	Preferred Stock		Common Stock		Additional	Other
					Paid-in	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Totals
Balances at
March 31, 2005	-	$-	400,000	$400	$15,443,646	$(76,645)	$(15,425,430)	$(58,029)

Net loss	-	-	-	-	-	-	(23,109)	(23,109)

Balances at
March 31, 2006	-	-	400,000	400	15,443,646	(76,645)	(15,448,539)	(81,138)

Reverse stock split adjustment	-	-	80	-	-	-	-	-

Series A preferred stock issued for officers compensation	75,000	75	-	-	7,425	-	-	7,500

Series A preferred stock warrants issued for legal services	-	-	-	-	2,500	-	-	2,500

Cancellation of warrants and issuance of additional common stock for legal services	-	-	100,000	100	7,400	-	-	7,500

Common stock issued for officer compensation	-	-	499,920	500	49,500	-	-	50,000

Net loss	-	-	-	-	-	-	(75,093)	(75,093)

Balances at
March 31, 2007	75,000	75	1,000,000	1,000	15,510,471	(76,645)	(15,523,632)	(88,731)

Net loss	-	-	-	-	-	-	(39)	(39)

Balances at
June 30, 2007	75,000	$75	1,000,000	$1,000	$15,510,471	$(76,645)	$(15,523,671)	$(88,770)

See Notes to Financial Statements.

MASON HILL HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

	2007	2006	2007	2006
	Unaudited	Unaudited

Operating Activities
Net loss	$(39)	$(13,000)	$(75,093)	$(23,109)
Adjustments to reconcile net loss to net cash used by operating activities:
Stock issued for officers compensation	-	7,500	57,500	-
Stocks and warrants issued for legal services	-	2,500	10,000	-
Increase (decrease) in accounts payable and accrued expenses	-	500	(298)	2,117
Increase (decrease) in taxes payable	-	2,500	-	(8,014)
Net cash used by operating activities	(39)	-	(7,891)	(29,006)

Cash flows from financing activities
Shareholder loan	-	-	7,367	26,596
Cash provided by financing activities	-	-	7,367	26,596

Increase (decrease) in cash	(39)	-	(524)	(2,410)
Cash at beginning of period	66	590	590	3,000
Cash at end of period	$27	$590	$66	$590

Supplemental Disclosures of Cash Flow Information:
Cash paid during year for:
Interest	-	-	-	-
Income taxes	$-	$-	$-	$-

Supplemental Cash Flow Information:
Non-cash financing activities:
Issuance of 75,000 shares of Series A preferred stock for officers compensation	$-	$-	$7,500	$-
Issuance of 25,000 warrants to purchase 25,000 Series A preferred shares for legal services	$-	$-	$2,500	$-
Issuance of 500,000 shares of common stock for officers compensation	$-	$-	$50,000	$-

See Notes to Financial Statements.

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 1- NATURE OF BUSINESS

Mason Hill Holdings, Inc. (the "Company") is a Delaware corporation originally incorporated under the name International Sportfest, Inc. in the state of Delaware, on September 11, 1988. The Company was a development stage company with no operations through January 1994. In January 1994, the Company acquired 100% of the issued and outstanding common stock of Pride Management Services Plc (‘PMS”). PMS was a holding company of six subsidiaries, in the United Kingdom, engaged in the leasing of motor vehicles primarily on contract hire to local authorities and selected corporate customers throughout the United Kingdom. Simultaneously with the acquisition, the Company changed its name from International Sportfest, Inc. to Pride, Inc. From January 1994 through October 1999, the Company engaged in the leasing of motor vehicles on contract hire to local authorities and selected corporate customers throughout the United Kingdom.

On October 1, 1999, the Company completed the acquisition of all the issued and outstanding capital of Mason Hill & Co., Inc. (“Mason Hill”) in exchange for issuance of 15,886,618 shares of Common Stock. In addition to the foregoing, the Company’s then existing subsidiaries were reorganized and spun-off to its shareholders.

Simultaneously with the acquisition of Mason Hill & Co., Inc., the Company changed its name from Pride, Inc. to Mason Hill Holdings, Inc. (“The Company”). For financial reporting purposes the transaction was accounted for as a reverse acquisition. Mason Hill was treated as the acquirer and is the ongoing reporting entity. As a result of the foregoing, the Company had effectively discontinued its prior operations, and had been reconstituted as a parent holding company for Mason Hill.

The Company through its wholly-owned subsidiary, Mason Hill, offered a full line of securities brokerage service to its clients. Mason Hill was a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and a member of the National Association of Securities Dealers, Inc. (“NASD”).

During the quarter ended June 30, 2001, the Company’s operating subsidiary Mason Hill & Co. was liquidated by The Securities Investor Protection Corporation ("SIPC").

As a result of the SIPC liquidation of the Company’s operating subsidiary, the Company was reorganized into a shell corporation, whose principal business is to locate and consummate a merger with an ongoing business.

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the rate change.

STOCK BASED COMPENSATION

SFAS No. 123R, "Share-Based Payment" established accounting and diclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of Accounting as described above, and has adopted the disclosure requirements of SFAS No. 123R. During the current year the Company issued preferred stock and warrants. The estimated fair value of the preferred stock and warrants is disclosed in the note on equity and common stock.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company’s financial instruments which include accounts payable and accrued expenses, payable to shareholder and taxes payable approximate their fair value at March 31, 2007.

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS 130), effective on January 1, 1998. SFAS 130 established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity of a business enterprise during a period from certain transactions and the events and circumstances from non-owner sources. For the periods presented in the accompanying consolidated statements of operations, comprehensive income equals the amounts of net income reported on the accompanying consolidated statements of operations.

HISTORICAL NET INCOME PER SHARE

The Company computes net income per common share in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per common share is computed by dividing; net income available to common shareholders for the periods by the weighted average number of shares of common stock outstanding during the period.

NEW AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

The Company does not anticipate the adoption of recently issued accounting pronouncements will have a significant impact on its results of operating, financial position or cash flows.

The unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2007, and 2006, have been included. Readers of these financial statements should note that the interim results for the three months period ended June 30, 2007 and 2006, are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 3- COMMITMENTS AND CONTINGENT LIABILITES

The Company's president provides office space to the Company at no charge.

Note 4- STOCKHOLDERS' DEFICIT

REVERSE STOCK SPLIT

On June 28, 2006 the Board of Directors authorized a 1-for-50 reverse stock split. of the Company's outstanding $.002 par value common stock into $.001 par value common stock. All share and per share information included in these financial statements have been adjusted to reflect this reverse stock split.

AUTHORIZED CAPITAL STOCK

Subsequent to the reverse stock split, the Company increased its authorized capital stock to 120,000,000 shares, which consist of 100,000,000 common shares $.001 par value and 20,000,000 preferred shares $.001 par value.

SERIES A PREFERRED STOCK

The Company has designated 2,000,000 shares of its preferred stock $.001 par value as Series A Preferred ("Series A"). Each share of Series A is convertible into six shares of the Company's common stock for a period of five years from the date of issue. The conversion basis is not adjusted for any stock split or combination of the common stock. The Company must at all times have sufficient common shares reserved to effect the conversion of all of the outstanding Series A.

The holders of the Series A shall be entitled to receive Common Stock dividends when, as, if and in the amount declared by the directors of the Company to be paid in cash or in Market Value of the Company's common stock. The Company is restricted from paying dividends or making distributions on its common stock without the approval of a majority of the Series A holders.

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 4- STOCKHOLDERS' DEFICIT (continued)

In all matters the Series A shall have the same voting rights as the Common Stock on a six to one (6:1) basis. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series A shall not be subject to adjustment unless specifically authorized.

As long as the Series A is outstanding, the Company needs the approval of at least two-thirds of the total number of Series A shares outstanding to do the following:

A.	Alter or change the rights, preferences or privileges of the Series A by way of reclassification, merger, consolidation or otherwise, so as to adversely affect in any manner the voting rights including number of votes presently allowed or the conversion basis by which the shares of Series A are presently converted into shares of Common Stock.

B.	Increase the authorized number of share of Series A.

C.	Create any new class of shares having preferences over or being on a parity with the Series A as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Series A then outstanding.

D.	Repurchase any of the Company's Common Stock.

E.	Merge or consolidate with any other Company, except into or with a wholly-owned subsidiary of the Company with the requisite shareholder approval.

F.	Sell, convoy or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Company.

G.	Incur, assume or guarantee any indebtedness (other than such as may be represented by the obligation to pay rent under leases) maturing more than 18 months after the date on which it is incurred, assumed or guaranteed by the Company, except purchase money obligations, obligations assumed as part of the price of property purchased, at the extension, renewal or refunding of any thereof.

The Series A shares are redeemable as follows:

Subject to the applicable provisions of Delaware law, the Company, at the option of its directors, may at any time or from time to time redeem the whole or any part of the outstanding Series A, Upon redemption the Company shall pay for each share redeemed the amount of $2.00 per share, payable in cash, plus a premium to compensate the original purchaser(s) for the investment risk and cost of capital equal to the greater of (a) $2.00 per share, or (b) an amount per share equal to fifty percent (50%) of the market capitalization of the Company on the date of notice of such redemption divided by 2,000,000 (the Redemption Premium ), the redemption amount and the Redemption Premium hereinafter being referred to as the "Redemption Price." Such redemption shall be on an all-or-nothing basis.

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 4- STOCKHOLDERS' DEFICIT (continued)

On May 31, 2006, the Company issued 75,000 shares of Series A to its President for compensation valued at $7,500.

On May 31, 2006 the Company issued a warrant to purchase up to 25,000 shares of Series A for $0.10 per share, expiring on May 31, 2009, for legal services valued at $2,500. In December 2006 100,000 common shares were issued in exchange for the warrant plus additional legal services valued at $7,500.

In December 2006 the Company issued 499,920 shares of its common stock to its president for compensation for services valued at $50,000.

Note 5- INCOME TAX

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended March 31, 2007 consists of the following:

	Current	Deferred	Total

Federal	$(2,000)	$2,000	$-
State	(1,000)	1,000	-
	$(3,000)	$3,000	$-

The income tax provision for the year ended March 31, 2006 consists of the following:

	Current	Deferred	Total

Federal	$(4,000)	$4,000	$-
State	(1,000)	1,000	-
	$(5,000)	$5,000	$-

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company’s income tax expense is show in the following table:

	March 31,	March 31,
	2007	2006

Expected income tax expense benefit at U.S. statury tax rate	-34%	-34%
The effect of:
Federal tax bracket reduction	19%	19%
State taxes, net of U.S. federal income tax effects	-5%	-5%
Increase in valuation allowance	20%	20%
Income tax expense	0%	0%

MASON HILL HOLDINGS, INC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

Note 5- INCOME TAX (continued)

The Company provides for the tax effects of transactions reported in the financial statement. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of March 31, 2007, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company’s financial position because the deferred tax asset related to the Company’s net operating loss carry forward was fully offset by a valuation allowance.

	June 30,	March 31,
Deferred tax asset:	2007	2007
Net Operating loss carry forward	$605,000	$600,000
Valuation allowance	(605,000)	(600,000)
Net deferred tax assets	$-	$-

SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company’s ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, it believes that a full valuation allowance should be provided. During fiscal 2007, the valuation allowance increased by $5,000.

The Company has net operating loss carry forward for income tax purposed of approximately $1,510,000 at March 31, 2007. These carry forward losses are available to offset future taxable income, if any, and expire starting in the year 2020.

Utilization of the Company’s net operating loss carry forwards are limited based on changes in ownership as defined in Internal Revenue Code Section 382.

Note 6- LOAN PAYABLE SHAREHOLDER

The loan payable shareholder is non-interest bearing and has no definite terms of repayment.

PART III.

ITEM 1. INDEX TO EXHIBITS

The following exhibits are included as part of this Form 10-SB. Reference to "the Company" in this Exhibit List means Attitude Drinks, Inc., a Delaware corporation.

Number	Description	Page
(2)(1)	Agreement and Plan of Merger dated September 14, 2007
(3)(1)	Restated Certificate of Incorporation
(3)(2)	Amended and Restated Bylaws
(4)(1)	Certificate of Designation of the Series A Convertible Preferred
(4)(2)	Form of Common Stock Certificate
(4)(3)	Form of Class A and B Common Stock Purchase Warrant
(4)(4)	Form of 10% Convertible Note
(10)(1)	Subscription Agreement for Securities
(10)(2)	2007 Stock Compensation and Incentive Plan
(16)(1)	Letter on Change in Certifying Accountant
(21)	Subsidiaries of Registrant
(23)(1)	Consent of Lazar Levine & Felix LLP
(23)(2)	Consent of Demetrius & Company L.L.C.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2007

Attitude Drinks Incorporated

By:	/s/ Roy G. Warren
Name: Roy G. Warren Title: President